Aphton Corporation

8 Penn Center

1628 JFK Boulevard

Philadelphia, PA 19103

February 10, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0510

Attention: Sonia Barrios

Re:	Registration Statement on Form S-1, SEC Registration No. 333-130693 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Securities Act”) Aphton Corporation (the “Company”) requests that the effectiveness of the Registration Statement referenced above be accelerated at 12:00 p.m. on Tuesday, February 14, 2006, or as soon as possible thereafter.

As requested, the Company acknowledges that the action of the Commission or the staff in declaring this filing effective:

•	does not foreclose the Commission from taking any action with respect to the filing;

•	does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Aphton Corporation

/s/ John McCafferty
John McCafferty Vice President and Corporate Counsel